

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2022

Jason L. Vollmer
Chief Financial Officer
MDU Resources Group, Inc.
1200 West Century Avenue
P.O. Box 5650
Bismarck, North Dakota 58506

       Re: MDU Resources Group, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2021
           Filed February 23, 2022
           File No. 001-03480

Dear Mr. Vollmer:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Energy & Transportation